

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

VIA FACSIMILE AND U.S. MAIL

February 1, 2010

Jianjun He
Chief Financial Officer and Treasurer
BTHC VIII, Inc.
THT Industrial Park, No. 5 Nanhuan Road, Tiexi District
Siping, Jilin Province, China 136000

> **RE: BTHC VIII, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009**
> **and September 30, 2009**
> **File No. 0-52232**

Dear Mr. He:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

                                  Sincerely,

                                  Rufus Decker
                                  Accounting Branch Chief